NeuroOne Medical Technologies Corporation

10006 Liatris Lane

Eden Prairie, MN 55347

October 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	NeuroOne Medical Technologies Corporation

Registration Statement on Form S-1

Filed September 10, 2018

File No. 333-227265

Dear Ms. Ravitz:

NeuroOne Medical Technologies Corporation (the “Company,” “we”, “us”, or “our”) today filed Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-227265). This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated October 5, 2018 (the “Comment Letter”). For your convenience, we have included the text of the applicable comment in the Comment Letter in bold immediately before our response. All page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission.

Registration Statement Form S-1 Filed September 10, 2018

About Us, page 1

1.	If you choose to highlight that you are developing technology to address the conditions disclosed here, given your disclosure on page 34 please also disclose that addressing specific disclosed conditions will require that your technology detect single neuron brain activity, which page 33 indicates has been suggested in limited clinical testing.

Response:

Revisions have been made to pages 1, 34, 35 and 36 in response to the Staff’s comment, to clarify what is required to provide diagnosis and treatment options for patients suffering from Parkinson’s disease, dystonia, essential tremors and other related brain related disorders.

Risk Factors, page 2

2.	Please provide us your analysis of whether the promotional activity mentioned in your Form 8-K filed August 24, 2018 exposes you to material risks which should be disclosed in this prospectus.

Response:

The Company does not believe the promotional activity mentioned in the Company’s Form 8-K filed August 24, 2018 exposes the Company to any material risks. As stated in the Company’s press release that was filed as an exhibit to the Form 8-K, the Company’s management believes the statements contained in the article published on July 25, 2018, by One Equity Stocks, LLC, pertaining to the Company’s operations were not materially false or misleading. Further, as stated in the press release, the Company was unaware of the article until informed by OTC Markets Group Inc. on August 23, 2018, and it was not asked to provide and did not provide any editorial content for the article. As stated in the press release, after receiving the letter, the Company launched an investigation, in which it learned from JLS Ventures, LLC (“JLS”), that One Equity was engaged by JLS. The Company had engaged JLS to introduce the Company to third-party service providers that could assist with market awareness of the Company as well as provide introductions to members of the financial media, analysts, brokers, fund managers and other financial service providers. Thus, the Company did not take any action to “adopt” the article, such as, for example, by providing a hyperlink to the article on its website, or otherwise endorsing or approving the article. See the SEC’s interpretive release entitled “Use of Electronic Media,” (SEC Release No. 33-7856 (May 4, 2000).

Thus, because the Company does not believe the statements regarding the Company in the article were false or misleading, and further, even if the statements were deemed to be materially false or misleading, the Company does not believe it can be held liable for such statements because it did not “adopt” such statements, the Company does not believe the promotional activity exposes the Company to any material risks and therefore, does not need to be disclosed as a risk factor.

Our future success depends on our ability …, page 17

3.	We note your reference to your "scientific and physician advisory board members." In an appropriate section of your document, please clarify the nature of these boards and their relation to your organizational structure. Also, ensure your disclosure addresses the advisory board discussed in your Form 8-K filed September 27, 2018, including how that board's focus impacts your current operations.

Response:

Revisions have been made to page 72 in response to the Staff’s comment.

Selling Stockholders, page 29

4.	We note your disclosure in the first sentence of the second paragraph regarding selling stockholders who have had specified relationships with you or your affiliates in the past three years, but the table does not appear to present this information. Please tell us whether any of the selling securityholders have had those specified relationships and, if so, disclose the nature of those relationships and the identity of the natural persons who maintain beneficial ownership of securities held by entities with such relationships.

Response:

Revisions have been made to page 30 in response to the Staff’s comment.

2

5.	Please disclose the transaction in which the selling security holders acquired the offered shares. Include the date of the transaction and the amount the security holder paid for the offered securities.

Response:

Revisions have been made to page 29 in response to the Staff’s comment.

Description of Securities to be Registered, page 31

6.	Please revise to provide all information required by Regulation S-K Item 202(c) regarding the warrants overlying the securities offered.

Response:

Revisions have been made to page 32 in response to the Staff’s comment.

Corporate Overview and History of NeuroOne, page 32

7.	We note your disclosure in the second paragraph of page 33 that pre-clinical tests have demonstrated specified capabilities in your technology. Given this, please revise to clarify what is meant by your disclosure that your "technology remains in product development for all of the therapeutic modalities." Your revised disclosure should clearly identify the current stage of development regarding the products you intend to produce and what capabilities have been demonstrated by objective, statistically significant data.

Response:

Revisions have been made to page 34, 39 and 40 in response to the Staff’s comment.

Our Strategy, page 36

8.	We note your disclosure in the first bullet point indicating your expected timeframe for submitting a premarket notification to the FDA. In an appropriate section of your prospectus, please disclose the expected length of time between your submission of the notification and your ability to market your intended products. Ensure your disclosure clearly identifies your anticipated timeline regarding obtaining required regulatory clearances.

Response:

Revisions have been made to page 37 in response to the Staff’s comment.

9.	Revise to clarify the development and testing you must perform before submitting your 510(k) submission to the FDA. For example, if you have not yet developed a product that can serve as the basis of this submission, your disclosure should indicate the current status of product development, what obstacles remain to developing the product, what resources are required to complete development and when you anticipate such product development will be completed. Provide similar disclosure regarding any required testing.

Response:

Revisions have been made to pages 39, 40 and 46 in response to the Staff’s comment.

3

Our Technology, page 37

10.	Please revise your disclosure to clarify your references to "scale-able technology," "ultrathin electrodes" and "higher density contacts." Your disclosure should explain what these terms mean in context and how they relate to your intended products.

Response:

The disclosure under “Our Technology” on page 38 Amendment No. 1 has been revised to clarify the references to “scale-able technology,” “ultrathin electrodes,” and “higher density contacts.”

11.	Revise to clarify the significance of the graphic presented. Your disclosure should clearly explain which pictures represent your intended products and what the significance of each picture is to your intended product.

Response:

Disclosure has been added on page 38 below the graphics to explain what each picture represents and which pictures represent the Company’s intended product.

Clinical Experience, Future Development and Clinical Trial Plans, page 38

12.	Given your disclosure regarding your regulation by the FDA, please tell us the authority on which you rely to discuss your technology's safety and efficacy, as mentioned in the first paragraph.

Response:

We have not yet completed all required safety testing for our products (or efficacy testing, where applicable). Revisions have been made to remove references to demonstrated safety and efficacy in response to the Staff’s comment.

13.	Revise the disclosure in your chart to clarify what is meant by "[d]esign freeze complete" and "[i]n development" in the second column and briefly explain the various tests mentioned in the third column. Also, please ensure your disclosure regarding timeframe expectations is updated.

Response:

Revisions have been made to page 39 in response to the Staff’s comment.

4

Research and Development, page 41

14.	Reconcile the number of employees as disclosed here with disclosure on page 50. If appropriate, please clarify the nature of your relationships with the disclosed individuals performing research and development. Please see page 41 in Amendment No. 1.

Response:

Page 42 has been revised to clarify that the Company has three full-time employees and seven consultants, and to clarify the nature of the relationships with the individuals who perform research and development.

Employment Agreements, page 72

15.	Please file the agreement mentioned in the last sentence of the first paragraph.

Response:

The increase in Mr. Bachinski’s annual performance bonus target was approved by a resolution of the Company’s board of directors, but was not memorialized in a written agreement. In response to the Staff’s comment an exhibit describing the change in the bonus target has been added as Exhibit 10.50.

Security Ownership of Certain Beneficial Owners and Management, page 80

16.	Please identify the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares owned by the entities listed in your table. For example, we note footnotes 4 and 6. Also, tell us why this table does not address the securities owned by Chromium 24, LLC, as discussed on page 82.

Response:

The Company has revised the disclosure on page 82, in response to the Staff’s comment.

Additionally, the beneficial ownership table sets forth beneficial ownership information as of August 8, 2018. Chromium 24, LLC (“Chromium”) was not included in the beneficial ownership table because Chromium were not listed as a shareholder in the shareholder ledger for August 8, 2018 sent to the Company by its transfer agent, Action Stock Transfer. Chromium was previously a greater than 5% stockholder, based on a 13D filed by Chromium on July 13, 2017. There were no reports filed by Chromium on either 13D/A or Form 4 reflecting the disposition of its shares, so the Company does not know at which point Chromium ceased to be a shareholder of the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 to clarify the fact that Chromium was a previous 5% shareholder.

Note 1 - Organization and Nature of Operations

Merger of NeuroOne, Inc. and NeuroOne LLC, page F-8

17.	We note that NeuroOne LLC was merged into NeuroOne, Inc. on October 27, 2016 in a transaction accounted for as an asset acquisition under ASC 805 and that you concluded that NeuroOne LLC is the predecessor entity in this transaction. Please explain to us why you are presenting the successor financial information for periods prior to the date of the merger transaction. Cite the authoritative guidance upon which you are relying.

Response:

NeuroOne, Inc. was the accounting acquirer in the reverse merger transaction with NeuroOne Medical Technologies Corporation on July 20, 2017. Accordingly, NeuroOne, Inc. became the legal successor to the registrant’s reporting obligation as of the date of the acquisition. As NeuroOne Inc. was formed on October 7, 2016, its 2016 statements of operations, cash flows and changes in stockholders’ equity are presented from inception (October 7, 2016) through December 31, 2016 in accordance with Rules 3-02 and 3-04 of Regulation S-X. Article 3 of Regulation S-X calls for financial statements of the registrant and “its predecessors.” Even though the operations of NeuroOne, LLC (the “LLC”) were not considered to be a business under ASC 805, the Company opted to disclose the predecessor results of the LLC for informational purposes given that the LLC operations were 100% correlated to the operations of NeuroOne, Inc. post the October 27, 2016 merger (the “Merger”). Accordingly, the predecessor entity’s financial statements were presented through October 27, 2016. The 20-day period from NeuroOne Inc.’s inception on October 7, 2016 to the date of the Merger had de minimis activity.

5

Note 3 –Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-9

18.	Please revise to disclose the fair value of your common shares at each period end as it is a significant unobservable input underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

Response:

Pages F-9 and F-29 have been revised to disclose the fair value of the Company’s common shares at each period end in accordance with the Staff’s comment.

Note 6—Accrued Expenses, page F-15

19.	We note from your disclosure on page F-15 and F-34 that as of December 31, 2017 and June 30, 2018 you accrued $600,339 and $1,118,872 for services, respectively. Given the significance of the amounts in relations to your total accrued expenses, please revise the notes to briefly describe the related services. In addition, revise MD&A to discuss the impact of these accruals on your results of operations in each reported period, as well as any impact on your future liquidity position. Refer to Item 303(A)(1) and 303(B)(1) of Regulation S-K.

Response:

Pages F-15 and F-34 have been revised to describe the related services. The MD&A section has been revised in accordance with the Staff’s comment. Please see pages 57 and 62.

6

Note 7- Short-Term Promissory Notes and Unsecured Loans

Short –Term Promissory Notes, page F-15

20.	You disclose here and throughout filing that the fair value of your common stock used in determining the fair value of warrants issued was based on a separate independent third party valuation analysis. Please revise to clarify the nature and extent of your reliance on the independent third-party valuation. Also, refer to Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections which provides guidance on the use of third-party experts in connection with the preparation of a Securities Act registration statement.

Response:

The Company consulted with a valuation firm, to assist the Company in determining the fair value of the Company’s common stock. The Company is not attributing the valuation to the third party firm and has removed the reference to the third-party firm from the prospectus. The following disclosure has been added throughout:

The underlying stock price used in the analysis is on a non-marketable basis using the market approach, considering both the traded price and forward multiples from guideline public companies, using allocation and marketability-discount methodologies.

See page F-15.

Note 10 – Stock-Based Compensation, page F-20

21.	During the year ended December 31, 2017 you granted directors and consultants 365,716 stock options with weighted average exercise prices of $0.04 and issued 215,453 restricted common shares with a fair value of $0.03. You recorded approximately $77,000 of stockbased compensation expense and we see on page F-42 that you had no remaining unrecognized compensation expense. Please address the following:

●	Tell us the fair value of your common shares and clarify how it was determined as of each stock option and restricted stock grant date.

●	Clarify for us the vesting periods for the stock options granted.

●	Explain to us why the estimated fair value of your common stock as of December 31, 2017 of $2.52 per share is significantly higher than the weighted average exercise prices of the stock options and the fair value of the restricted stock granted.

Response:

Prior to the Acquisition

Prior to the Acquisition, NeuroOne, Inc. granted options to purchase up to 21,500 shares of NeuroOne, Inc. common stock (365,716 shares of the Company’s common stock as converted in the Acquisition based on the Exchange Ratio) and 12,666 restricted shares of NeuroOne, Inc. common stock (215,453 shares of the Company’s common stock as converted in the Acquisition based on the Exchange Ratio), under NeuroOne, Inc.’s 2016 Equity Incentive Plan (the "2016 Plan"). The restricted shares were issued on April 10, 2017, and the options were granted with exercise prices equal to or greater than the fair value of our common stock on April 10, 2017, and June 10, 2017 (the “2017 grant dates”). All stock options either immediately vested upon grant or vested within two months of the grant date, and all stock options were fully vested by August 11, 2017. No restricted shares or stock options were granted in 2017 following the Acquisition.

7

At the time of each 2017 grant date, NeuroOne, Inc. was a private company with no active public market for its common stock. Therefore, NeuroOne determined the fair value of its common stock using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. For the 2017 grant dates, the fair value was determined to be $0.57 per share of NeuroOne, Inc. common stock ($0.03 per share of the Company’s common stock as converted in the Acquisition based on the Exchange Ratio). In conducting the contemporaneous valuations, NeuroOne, Inc. considered all objective and subjective factors that it believed to be relevant, including its best estimate of business condition, prospects and operating performance at each valuation date. These significant factors included:

●	NeuroOne, Inc.’s recent securities transactions;

●	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of the company;

●	the lack of a public market for NeuroOne, Inc’s common stock;

●	NeuroOne, Inc’s financial condition and operating results, including our projected results; and

●	NeuroOne, Inc’s stage of development and business strategy;

The fair value of NeuroOne’s common stock on the 2017 grant dates was determined during a period when there was limited data with regard to value indication other than the recently issued 2016 convertible notes. The convertible notes instruments at the time contained a $1.80 conversion cap, which was treated as an estimated price of preferred stock into which the notes would convert. A transaction backsolve was performed that equated the $1.5 million investment in the convertible notes with the resulting equity allocation to the hypothetical preferred shares and warrants expected to be issued upon conversion. The resulting equity value was then used to infer the value of common stock within the same option-pricing framework. This scenario implicitly assumed 100% likelihood of a preferred stock financing. In order to account for the possibility of dissolution, the transaction backsolve was used along with a dissolution scenario within a hybrid Probability Weighted Expected Return Method (“PWERM”). The scenarios were weighted 50/50, and a Discount For Lack of Marketability (“DLOM”) applied, to determine the valuation conclusions.

Following the Acquisition

Following the Acquisition, all outstanding shares of common stock and underlying stock options of NeuroOne, Inc. were exchanged for shares of the Company’s common stock and stock options exercisable for shares of the Company’s common stock based on the exchange ratio of 17.0103706 shares of the Company’s common stock for every one NeuroOne, Inc. share (the “Exchange Ratio”). The exercise prices of existing stock options were converted to the significantly lower exercise price and fair value per share for all period presented that resulted from the Exchange Ratio.

For valuations following the Acquisition, including the valuation of the Company’s common stock on December 31, 2017, management estimated our enterprise value on a continuing operations basis, using the market approach, with certain adjustments relating to the thinly traded status of the Company. The traded price of the Company was deemed not to be an appropriate indication of fair market value given the lack of trading liquidity. Therefore, in addition to applying partial weighting to the traded price, we relied on forward revenue multiples from guideline public companies (“GPC”) for calendar year 2019 and 2020. The resulting equity value from the GPC method was allocated to common stock using the option pricing method, and a DLOM was applied. Based on the above methodology and weightings, we derived a valuation conclusion of $2.52 per share of our common stock as of December 31, 2017.

8

The significant factors contributing to the increase in fair value of our common stock during the most recent fiscal year and the difference between the fair market value of our common stock as of December 31, 2017 and fair value of our common stock used in estimating the fair value of stock options granted during the most recent fiscal year include the following:

●	The successful completion of the reverse merger;

●	Access to new capital as a public company;

●	Improved revenue projections;

●	Improved general economic conditions;

●	Additional issuance of convertible notes; and

●	Developments relating to the achievement of our business objectives, including the completion of depth electrode and the completion of minimally invasive tool product specification and design specification.

In addition, the Company has revised its disclosure on pages 65 and F-19 in response to the Staff's comments.

Item 15. Recent Sales of Unregistered Securities, page II-2

22.	Please revise to provide the information Regulation S-K Item 701 requires concerning the transaction disclosed in your Form 8-K filed August 24, 2018 regarding your agreement with JLS Ventures, LLC.

Response:

The Company has revised the disclosure on page II-2, in response to the Staff’s comment.

If you have any questions or comments regarding this letter, please call Jeff Cahlon at 212-398-2742.

Very truly yours,

/s/ David Rosa

9